SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02056411

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

R.E.

August 27, 2002

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X ________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	News Release Dated August 15, 2002 Page 1
2.	Second Quarter Report for the 3 months ended June 30, 2002 Page 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated August 27, 2002

By: ______________________

DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Exhibit 1
Page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS BIOTECH ANNOUNCES SECOND QUARTER 2002 RESULTS

CALGARY, AB, --- August 15, 2002 - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced its financial results for the second quarter ended June 30, 2002.

Second Quarter Highlights:

- Approval from Health Canada and subsequent commencement of a Phase I/II clinical trial for recurrent glioblastoma (brain cancer);
- Commencement and continuing enrollment in a clinical trial for T2 prostate cancer;
- Acquisition of minority interests in two Canadian biotechnology firms;
- Favorable safety and efficacy results in a third party research program examining the use of REOLYSIN® for the treatment of cancers in dogs; and,
- Strengthening of the Board of Directors through the addition of Mr. George Masters.

"During the quarter, we made substantial progress in our clinical program, commencing enrollment in our T2 prostate cancer study and our Phase I/II trial for recurrent glioblastoma," said Dr. Brad Thompson, President and CEO. "We have also taken the first steps in expanding our product pipeline through the acquisition of minority positions in two promising Canadian biotechnology firms, Transition Therapeutics Inc. and BCY LifeSciences Inc."

In addition, the Company announced the appointment of Mr. George W. Masters to its Board of Directors. Mr. Masters currently holds directorships in a number of biotechnology companies, and has spent decades working in the international healthcare and biotechnology industries, including 20 years with Warner-Lambert. "We are pleased to welcome Mr. Masters to the Board and we look forward to benefiting from his extensive experience," added Dr. Thompson.

Financial Review

For the three months ended June 30, 2002, the Company reported a net loss of $1.3 million or $0.07 per share compared to a net loss of $1.4 million or $0.08 per share for the same period in 2001. For the six months ended June 30, 2002, the Company reported a net loss of $2.6 million or $0.13 per share compared to a net loss of $2.4 million or $0.13 per share for the corresponding period a year ago.

As its products are still under development, the Company reported no revenue for either period, other than revenue derived from interest earned on its cash and investment balances. For the three months ended June 30, 2002, interest earned was $54,437, as compared to $185,742 for the same period a year ago. For the first six months of 2002, interest earned was $111,617, compared to $403,941 for the first six months of 2001. The decreases are primarily attributable to the relative decrease in cash balances and interest rates on investments in these periods.

Research and development expenses were $753,200 for the three months ended June 30, 2002, and $1,574,718 for the six months ended June 30, 2002, as compared to $909,671 for the three months ended June 30, 2001 and $1,585,945 for the six months ended June 30, 2001. The differences in 2002 over 2001 are primarily attributable to costs associated with reduced activities in product and process development, and the conclusion of the Phase I trial, offset by increases resulting from the commencement of the clinical trials for prostate cancer and gliomas now underway.

Operating expenses were $601,495 for the three months ended June 30, 2002 and $1,140,973 for the six months ended June 30, 2002, as compared to $545,796 for the three months ended June 30, 2001, and $1,019,591 for the six months ended June 30, 2001. The increase was associated with increased insurance and travel costs and other activities related to the Company's communications and filing requirements, as well as additional staff supporting the operations.

Amortization for the six months ended June 30, 2002 increased to $272,640 from $222,995 for the same period in 2001. The increase was primarily due to increased assets, primarily patent costs, subject to amortization.

As at June 30, 2002, the Company's cash balance was $9,963,600 and working capital was $9,440,516, as compared to a cash balance of $14,970,756 and working capital of $12,769,203 as at December 31, 2001.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

Exhibit 1
page 3

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Doug Ball	Jason Hogan	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 222	T: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	F: 212.825.3229
www.oncolyticsbiotech.com	jhogan@equicomgroup.com	theproteam@aol.com

Exhibit 1
Page 4

ONCOLYTICS BIOTECH INC.
BALANCE SHEETS

ASSETS	Unaudited June 30, 2002 $	Audited December 31, 2001 $
Current assets:		
Cash	9,963,600	14,970,756
Accounts receivable	47,858	95,321
Prepaid expenses	189,815	24,189
	10,201,273	15,090,266
Capital assets	4,302,752	3,982,293
Investments	4,964,028	
	19,468,053	**19,072,559**
LIABILITIES		
Accounts payable and accrued liabilities	760,757	2,321,063
Alberta Heritage Foundation Loan	150,000	150,000
Future income tax liability	323,809	647,618
Shareholders' equity:		
Share capital	28,501,981	23,812,953
Contributed surplus	2,650,000	2,500,000
Deficit	(12,918,494)	(10,359,075)
	18,233,487	15,953,878
	19,468,053	**19,072,559**

Exhibit 1
page 5

ONCOLYTICS BIOTECH INC.
Statement of Cash Flows
Unaudited

	6 months ended June 30		3 months ended June 30		Cumulative from inception on April 2, 1998 to June 30, 2002
	2002	2001	2002	2001	
	$	$	$	$	
OPERATING ACTIVITIES					
Net Loss for the period	(2,559,419)	(2,370,064)	(1,285,599)	(1,355,829)	(12,918,494)
Deduct non-cash items					
Amortization	272,640	222,995	141,028	113,367	944,969
Future income tax recovery	(323,809)	(54,526)	(161,904)	(27,263)	(791,191)
Net change in non-cash working capital	(1,748,470)	227,722	(407,077)	465,051	440,451
	(4,359,058)	(1,973,873)	(1,713,552)	(804,674)	(12,324,265)
INVESTING ACTIVITIES					
Purchase of capital assets	(523,098)	(211,048)	(215,643)	(172,225)	(1,550,084)
Investment in BCY Lifesciences Inc.	(125,000)		(125,000)	-	(125,000)
	(648,098)	(211,048)	(340,643)	(172,225)	(1,675,084)
FINANCING ACTIVITIES					
Alberta Heritage Loan	-	-	-		150,000
Proceeds from exercise of warrants and options	-	1,201,102	-	657,283	2,726,103
Proceeds from private placement	-	-	-		4,903,643
Proceeds from public offering	-	-	-		16,183,203
	-	1,201,102	-	657,283	23,962,949
Increase (decrease) in cash during period	(5,007,156)	(983,819)	(2,054,195)	(319,616)	9,963,600
Cash, beginning of the period	14,970,756	17,619,110	12,017,795	16,954,907	
Cash, end of the period	9,963,600	16,635,291	9,963,600	16,635,291	9,963,600

Exhibit 1
page 6

ONCOLYTICS BIOTECH INC.
Statements of Loss and Deficit

Unaudited

	6 months ended June 30		3 months ended June 30		Cumulative from inception on April 2, 1998 to June 30, 2002
	2002	2001	2002	2001	
	$	$	$	$	
Revenue					
Rights revenue					310,000
Interest income	111,617	403,941	54,437	185,742	1,675,428
	111,617	403,941	54,437	185,742	1,985,428
Expenses					
Research and development	1,574,718	1,585,945	753,200	909,671	10,867,857
Operating	1,140,973	1,019,591	601,495	545,796	3,845,774
Amortization	272,640	222,995	141,027	113,367	944,968
	2,988,331	2,828,531	1,495,722	1,568,834	15,658,599
Loss before income taxes	2,876,714	2,424,590	1,441,285	1,383,092	13,673,171
Future income tax recovery	(317,295)	(54,526)	(155,686)	(27,263)	(754,677)
Net loss for the period	2,559,419	2,370,064	1,285,599	1,355,829	12,918,494
Deficit, beginning of the period	10,359,075	4,187,614	11,632,895	5,201,849	-
Deficit, end of the period	12,918,494	6,557,678	12,918,494	6,557,678	12,918,494
Basic and diluted loss per common share	0.13	0.13	0.07	0.08	
Weighted average number of shares	19,360,577	17,802,216	19,527,902	18,057,402	

Exhibit 2
page 7

ONCOLYTICS
BIOTECH INC

TECHNOLOGY CHANGING LIFE

SECOND QUARTER REPORT

FOR THE 3 MONTHS ENDED JUNE 30, 2002

LETTER TO SHAREHOLDERS

THE SECOND QUARTER OF 2002 WAS NOTEWORTHY FOR SEVERAL KEY EVENTS, PARTICULARLY THE PROGRESS THE COMPANY IS MAKING IN ITS PLANNED CLINICAL TRIAL PROGRAM.

ON APRIL 11, THE COMPANY RECEIVED APPROVAL FROM HEALTH CANADA TO INITIATE A PHASE I/II HUMAN CLINICAL TRIAL TO TEST THE SAFETY AND EFFICACY OF REOLYSIN® FOR THE TREATMENT OF RECURRENT MALIGNANT GLIOMA (BRAIN CANCER). LATE IN THE QUARTER, THE FIRST PATIENT RECEIVED A SINGLE INTRALESIONAL INJECTION OF REOLYSIN®. THE TRIAL IS EXPECTED TO ENROLL UP TO 38 PATIENTS AND IS DESIGNED TO EXPAND TO OTHER SITES IN CANADA. THE COMPANY CONTINUES TO WORK TOWARD SECURING U.S. FOOD AND DRUG ADMINISTRATION APPROVAL TO CONDUCT THE PHASE II PORTION OF THIS TRIAL IN THE U.S.

DURING THE QUARTER, PATIENTS WERE ALSO ENROLLED AND TREATED IN A STUDY DESIGNED TO EVALUATE THE EFFICACY OF REOLYSIN® IN PATIENTS WITH T2 PROSTATE CANCER. A TOTAL OF 45 PATIENTS ARE EXPECTED TO BE ENROLLED IN THIS TRIAL.

BOTH OF THESE TRIALS WERE APPROVED FOLLOWING ENCOURAGING RESULTS IN OUR PHASE I HUMAN TRIAL. NONE OF THE PATIENTS RECEIVING REOLYSIN® EXPERIENCED ANY SERIOUS ADVERSE EVENTS RELATED TO THE TREATMENT, NOR WERE THERE ANY DOSE-LIMITING TOXICITIES DETECTED IN ANY PATIENT. THE SECONDARY OUTCOME WAS TUMOUR RESPONSE. ELEVEN OF 18 PATIENTS (61%) SHOWED EVIDENCE OF VIRAL ACTIVITY WITH TUMOUR REGRESSION RANGING FROM 32% TO 100%.

THE RESULTS OF A THIRD-PARTY STUDY EXAMINING THE USE OF REOLYSIN® IN DOGS WITH NATURALLY OCCURRING CANCERS WERE ANNOUNCED DURING THE QUARTER. THE DATA SHOWED THAT SAFETY AND VIRAL ACTIVITY WERE CONSISTENT WITH THE NUMEROUS ANIMAL MODELS CONDUCTED TO DATE. FIFTEEN OF 17 CASES WERE EVALUABLE BY POST-TREATMENT BIOPSY. NINE OF 15 (60%) TUMOUR MASSES IN THE DOGS SHOWED INCREASED CELL DEATH. TWO OF THE TREATED TUMOUR MASSES APPEARED TO BE COMPLETELY REPLACED BY NON-CANCEROUS CELLS AND FIBROUS TISSUE AND ANOTHER FOUR CASES HAD EVIDENCE OF CELL DEATH IN AT LEAST 75% OF THE BIOPSY SAMPLES.

EARLY IN THE QUARTER, WE WERE PLEASED TO ANNOUNCE THAT MR. GEORGE W. MASTERS WAS APPOINTED TO OUR BOARD OF DIRECTORS. MR. MASTERS CURRENTLY HOLDS DIRECTORSHIPS IN A VARIETY OF BIOTECHNOLOGY COMPANIES. HIS OUTSTANDING CAREER HAS SPANNED OVER THIRTY YEARS AS A CORPORATE EXECUTIVE IN THE INTERNATIONAL HEALTHCARE AND BIOTECHNOLOGY INDUSTRIES, WHICH INCLUDES TWENTY YEARS WITH WARNER-LAMBERT WHERE HIS LAST POSITION WAS PRESIDENT OF THE WORLDWIDE DIAGNOSTICS BUSINESS.

AS PLANNED, THE COMPANY TOOK THE FIRST STEP IN BROADENING ITS TECHNOLOGY DURING THE QUARTER BY ACQUIRING 15.8% OF THE OUTSTANDING SHARES OF TRANSITION THERAPEUTICS INC (TSXV:TTH). TRANSITION IS A BIOTECHNOLOGY COMPANY FOCUSED ON DEVELOPING THERAPEUTIC TREATMENTS FOR MULTIPLE SCLEROSIS, DIABETES AND RESTENOSIS. TRANSITION HAS RECEIVED APPROVAL FROM HEALTH CANADA TO BEGIN ITS FIRST TRIALS AND IS EXPECTED TO ENTER THE CLINIC IN LATE Q3 OR EARLY Q4 THIS YEAR WITH ITS POTENTIAL TREATMENTS FOR MULTIPLE SCLEROSIS AND DIABETES.

THROUGH TWO SEPARATE TRANSACTIONS, ONCOLYTICS ALSO ACQUIRED A MINORITY INTEREST IN ANOTHER BIOTECHNOLOGY COMPANY. ON MAY 7, 2002, BOTH SHAREHOLDERS OF SYNSORB BIOTECH INC. AND ONCOLYTICS VOTED IN FAVOUR OF DISTRIBUTING 4,000,000 ONCOLYTICS SHARES OWNED BY SYNSORB TO THE SHAREHOLDERS OF SYNSORB. ON MAY 8, 2002, THE COURT APPROVED THE PLAN OF ARRANGEMENT. AS PART OF THE TRANSACTION, ONCOLYTICS RECEIVED SHARES AND RIGHTS TO ADDITIONAL SHARES OF BCY LIFE SCIENCES INC., (TSXV:BCY) WHICH IS DEVELOPING TECHNOLOGIES TO TREAT CYSTIC FIBROSIS AND CERTAIN RESPIRATORY TRACT DISEASES. THESE SHARES,

Together with shares of BCY acquired directly by Oncolytics earlier in the quarter, represents a combined interest of 14.6% in BCY.

While these transactions represent the first step in the Company's long-term plan to broaden its product pipeline, it is the present intention of the company to examine its ownership interest in these two companies from time to time.

We believe the commencement of two human clinical trials, as well as the acquisition of minority positions in two exciting biotechnology companies within the quarter, mark important milestones in the Company's development and we look forward to reporting on our results in future.

Thank you.

Brad Thompson, PhD

August 14, 2002

Chairman, President and CEO

Management Discussion & Analysis

The discussion and analysis of the results of the operations and financial condition of the Company should be read in conjunction with the unaudited financial statements and related notes for the three and six months ended June 30, 2002.

HIGHLIGHTS

As at June 30, 2002 the Company has incurred a cumulative deficit of $12,918,494. During the quarter, interest income partially offset cash used to fund operations and asset purchases, with the Company holding cash on hand at June 30, 2002 of $9,963,600 and working capital of $9,440,516. The Company commenced enrollment in two clinical trials during the quarter. Patients have now been enrolled in a T2 prostate cancer trial, as well as a recurrent malignant glioma trial. We continue to work with the FDA for approval to commence a similar glioma trial in the U.S. The Company also acquired a small stake in two other biotechnology companies, BCY LifeSciences Inc. and Transition Therapeutics Inc., both traded on the TSX Venture exchange.

RESULTS OF OPERATIONS

The Company incurred expenses of $1,495,722 in the second quarter of 2002 with $753,200 (50.4%) for research and development, $601,495 (40.2%) for operating expenses and $141,027 (9.4%) for amortization of capital assets. During the second quarter of 2001 the Corporation incurred expenses of $1,568,834 with $909,671(58.0%) for research and development, $545,796 (34.8%) for operating expenses and $113,367 (7.2%) for amortization of capital assets. Offsetting the expenses incurred in the three months ended June 30, 2002 was interest income of $54,437 and recovery of future tax liability of $155,686. The result was a loss for the second quarter of 2002 of $1,285,599. In 2001, interest income of $185,742, and a recovery of future tax liability of $27,263 reduced the loss to $1,355,829 for the second quarter.

For the six months ended June 30, 2002, the Company incurred expenses of $2,988,331 with $1,574,718 (52.7%) for research and development, $1,140,973 (38.2%) for operating expenses and $272,640 (9.1%) for amortization of capital assets. During the six months ended June 30, 2001, the Corporation incurred expenses of $2,828,531 with $1,585,945 (56.1%) for research and development, $1,019,591 (36.1%) for operating expenses and $222,995 (7.8%) for amortization of capital assets. Offsetting the expenses incurred in the six months ended June 30, 2002, was interest income of $111,617 and recovery of future tax liability of $317,295. The result was a loss for the six months ended June 30, 2002 of $2,559,419. For the six months ended June 30, 2001, interest income of $403,941 and recovery of future tax liability of $54,526 offset the expenses for the period resulting in a loss for the six months ended June 30, 2001 of $2,370,064.

COMPARISON OF THE QUARTER ENDED JUNE 30, 2002 TO THE QUARTER ENDED JUNE 30, 2001

Interest income decreased in the second quarter of 2002 to $54,437 relative to the interest income recorded for the second quarter of 2001 of $185,742. The decrease is primarily related to the relative decrease in cash balances and interest rates on investments in the second quarter of 2002 as compared to the second quarter of 2001.

During the three months ended June 30, 2002, the Company expended $753,200 on research and development expenses compared to $909,671 for the three months ended June 30, 2001. The decrease is attributable to reductions arising from the conclusion of the Phase I human clinical trial and reduced activity in process development and toxicology studies, offset by the increased activity resulting from the commencement of the prostate and glioma trials. Operating expenses increased to $601,495 for the three months ended June 30, 2002 as compared to $545,796 for the three months ended June 30, 2001. This increase is due to increased travel and insurance costs, and other activities supporting the Company's communications and filing requirements, as well as additional staff supporting the operations.

COMPARISON OF THE 6 MONTHS ENDED JUNE 30, 2002 TO THE 6 MONTHS ENDED JUNE 30, 2001

Interest income decreased in the first six months of 2002 to $111,617 relative to the interest income recorded for the first six months of 2001 of $403,941. The decrease is primarily related to the relative decrease in cash balances and interest rates on investments in the first half of 2002 as compared to the first half of 2001.

During the six months ended June 30, 2002, the Company expended $1,574,718 on research and development expenses compared to $1,585,945 for the six months ended June 30, 2001. The decrease is attributable to reductions arising from the conclusion of the Phase I human clinical trial and reduced activity in process development and toxicology studies, offset by the increased activity resulting from the commencement of the prostate and glioma trials. Operating expenses increased to $1,140,973 for the six months ended June 30, 2002 as compared to $1,019,591 for the six months ended June 30, 2001. This increase is due to increased travel and insurance costs, and other activities supporting the Company's communications and filing requirements, as well as additional staff supporting the operations.

CAPITAL EXPENDITURES

During the second quarter of 2002 the Company expended $215,643 on capital assets, inclusive of additional patent costs to protect its intellectual property. During the second quarter of 2001, the Company expended $172,225 for similar costs.

For the six months ended June 30, 2002 the Company expended $523,098 on capital assets and patents, compared to an expenditure of $211,048 for the same six month period in 2001. The majority of these expenditures relate to the ongoing protection of the Company's intellectual property, through extensive patent applications.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and working capital positions as at June 30, 2002 were $9,963,600 and $9,440,516 respectively. This compares to cash of $14,970,756 and working capital of $12,769,203 as at December 31, 2001. The reduction in cash for the quarter ended June 30, 2002, of $2,054,195 is primarily due to the effect of development and operational expenses, legal costs required to broaden the patent portfolio and the investment in BCY.

Management believes that its existing capital resources are adequate to fund ongoing research and development activities in support of its current plans well into the second half of 2003. In the event that the Company chooses to alter its present plans, or seek additional capital, it recognizes the challenges and uncertainty inherent in the capital markets, and the potential difficulties it might face-particularly in today's environment. Market prices for securities in biotechnology companies are volatile and the ability to raise funds will be dependent on a number of factors, including the progress of research and development, and availability of clinical trial information.

INVESTMENTS

On April 23, 2002 the Company purchased 694,445 common shares of BCY LifeSciences Inc. ("BCY") and the right to acquire an additional 694,445 common shares up to April 23, 2004, exercisable at $0.27 per share, for the payment of $125,000 or $0.18 per share for the shares purchased. As a result of distributions by SYNSORB Biotech Inc. under a Plan of Arrangement, the Company received an additional 1,500,000 common shares of BCY for no additional cash outlay. These shares have been valued at $150,000, a slight discount to the weighted average trading value, and treated as contributed surplus.

On May 9, 2002, the Company announced the acquisition of 6,890,000 common shares of Transition Therapeutics Inc. ("TTH") through the issuance from treasury of 1,913,889 of the Company's shares. These shares have been valued and recorded at $4,689,028, representing the weighted average trading price of the Company's shares provided in exchange.

FINANCING ACTIVITIES

No financing activities were undertaken in the three or six months ended June, 2002. In the second quarter of 2001, the Company raised $657,283 from the exercise of options and warrants, and had raised $1,201,102 from the exercise of options and warrants for the six months ended June 30, 2001.

FUTURE OUTLOOK

The Company presently expects many important activities to occur in the balance of 2002 and through 2003. The Company is optimistic that continued progress in product development will position us well for the future.

Except for historical information, this review contains statements which by their nature are forward-looking and which involve known and unknown risks, delays, uncertainties and other factors not under the control of the Corporation. Any of these factors may cause actual results, performance or achievement of the Corporation to be materially different from the results, performance or expectations implied by these forward-looking statements.

BALANCE SHEETS

$	UNAUDITED JUNE 30, 2002	AUDITED DECEMBER 31, 2001
ASSETS		
CURRENT ASSETS:		
CASH	**9,963,600**	14,970,756
ACCOUNTS RECEIVABLE	**47,858**	95,321
PREPAID EXPENSES	**189,815**	24,189
	10,201,273	15,090,266
CAPITAL ASSETS	**4,302,752**	3,982,293
INVESTMENTS (NOTE 3)	**4,964,028**	—
	19,468,053	19,072,559
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	**760,757**	2,321,063
ALBERTA HERITAGE FOUNDATION LOAN	**150,000**	150,000
FUTURE INCOME TAX LIABILITY	**323,809**	647,618
SHAREHOLDERS' EQUITY:		
SHARE CAPITAL (NOTE 2)	**28,501,981**	23,812,953
CONTRIBUTED SURPLUS (NOTE 3)	**2,650,000**	2,500,000
DEFICIT	**(12,918,494)**	(10,359,075)
	18,233,487	15,953,878
	19,468,053	19,072,559

SEE NOTES TO THE FINANCIAL STATEMENTS

STATEMENTS OF LOSS AND DEFICIT

UNAUDITED $	6 MONTHS ENDED JUNE 30 **2002**	6 MONTHS ENDED JUNE 30 2001	3 MONTHS ENDED JUNE 30 **2002**	3 MONTHS ENDED JUNE 30 2001	CUMULATIVE FROM INCEPTION: APRIL 2, 1998 TO JUNE 30, 2002
REVENUE					
RIGHTS REVENUE	—	—	—	—	310,000
INTEREST INCOME	**111,617**	403,941	**54,437**	185,742	1,675,428
	111,617	403,941	**54,437**	185,742	1,985,428
EXPENSES					
RESEARCH AND DEVELOPMENT	**1,574,718**	1,585,945	**753,200**	909,671	10,867,857
OPERATING	**1,140,973**	1,019,591	**601,495**	545,796	3,845,774
AMORTIZATION	**272,640**	222,995	**141,027**	113,367	944,968
	2,988,331	2,828,531	**1,495,722**	1,568,834	15,658,599
LOSS BEFORE INCOME TAXES	**2,876,714**	2,424,590	**1,441,285**	1,383,092	13,673,171
FUTURE INCOME TAX RECOVERY	**(317,295)**	(54,526)	**(155,686)**	(27,263)	(754,677)
NET LOSS FOR THE PERIOD	**2,559,419**	2,370,064	**1,285,599**	1,355,829	12,918,494
DEFICIT, BEGINNING OF THE PERIOD	**10,359,075**	4,187,614	**11,632,895**	5,201,849	—
DEFICIT, END OF THE PERIOD	**12,918,494**	6,557,678	**12,918,494**	6,557,678	12,918,494
BASIC & DILUTED LOSS PER COMMON SHARE	**0.13**	0.13	**0.07**	0.08	
WEIGHTED AVERAGE NUMBER OF SHARES	**19,360,577**	17,802,216	**19,527,902**	18,057,402	

SEE NOTES TO THE FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS

UNAUDITED $

	6 MONTHS ENDED JUNE 30 2002	2001	3 MONTHS ENDED JUNE 30 2002	2001	CUMULATIVE FROM INCEPTION: APRIL 2, 1998 TO JUNE 30, 2002
OPERATING ACTIVITIES					
NET LOSS FOR THE PERIOD	**(2,559,419)**	(2,370,064)	**(1,285,599)**	(1,355,829)	(12,918,494)
DEDUCT NON-CASH ITEMS					
AMORTIZATION	**272,640**	222,995	**141,028**	113,367	944,969
FUTURE INCOME TAX RECOVERY	**(323,809)**	(54,526)	**(161,904)**	(27,263)	(791,191)
NET CHANGE IN NON-CASH WORKING CAPITAL	**(1,748,470)**	227,722	**(407,077)**	465,051	440,451
	(4,359,058)	(1,973,873)	**(1,713,552)**	(804,674)	(12,324,265)
INVESTING ACTIVITIES					
PURCHASE OF CAPITAL ASSETS	**(523,098)**	(211,048)	**(215,643)**	(172,225)	(1,550,084)
INVESTMENT IN BCY LIFESCIENCES INC.	**(125,000)**	—	**(125,000)**	—	(125,000)
	(648,098)	(211,048)	**(340,643)**	(172,225)	(1,675,084)
FINANCING ACTIVITIES					
ALBERTA HERITAGE FOUNDATION LOAN	—	—	—	—	150,000
PROCEEDS FROM EXERCISE OF WARRANTS AND OPTIONS	—	1,201,102	—	657,283	2,726,103
PROCEEDS FROM PRIVATE PLACEMENT	—	—	—	—	4,903,643
PROCEEDS FROM PUBLIC OFFERING	—	—	—	—	16,183,203
	—	1,201,102	—	657,283	23,962,949
INCREASE (DECREASE) IN CASH DURING THE PERIOD	**(5,007,156)**	(983,819)	**(2,054,195)**	(319,616)	9,963,600
CASH, BEGINNING OF THE PERIOD	**14,970,756**	17,619,110	**12,017,795**	16,954,907	—
CASH, END OF THE PERIOD	**9,963,600**	16,635,291	**9,963,600**	16,635,291	9,963,600

SEE NOTES TO THE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

FOR THE 3 MONTHS ENDED JUNE 30, 2002

NOTE 1

THE ACCOUNTING POLICIES USED IN THE PREPARATION OF THESE INTERIM FINANCIAL STATEMENTS CONFORM TO THOSE USED IN THE COMPANY'S ANNUAL FINANCIAL STATEMENTS EXCEPT FOR ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLES, AND STOCK-BASED COMPENSATION.

EFFECTIVE JANUARY 1, 2002, THE COMPANY ADOPTED THE NEW CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS ("CICA") STANDARD FOR GOODWILL AND OTHER INTANGIBLES. UNDER THE NEW STANDARD, GOODWILL AND CERTAIN INTANGIBLES ARE NO LONGER SUBJECT TO AMORTIZATION, BUT ARE INSTEAD TESTED FOR IMPAIRMENT AT LEAST ANNUALLY. THE COMPANY HAS ASSESSED THE APPLICATION OF THIS POLICY WITH RESPECT TO ITS INTANGIBLE ASSETS AND DETERMINED THAT THERE IS NO RECLASSIFICATION REQUIRED, AND NO IMPACT ON THE CARRYING VALUE OF ITS ASSETS, OR THE NET LOSS OR LOSS PER SHARE FOR THE PERIODS ENDED JUNE 30, 2002. UNDER THE NEW STANDARD, THE COMPANY'S INTANGIBLE ASSETS, CONSISTING OF INTELLECTUAL PROPERTY (MAINLY PATENTS) CONTINUE TO BE AMORTIZED ON THE BASIS DESCRIBED IN THE COMPANY'S ANNUAL FINANCIAL STATEMENTS.

ON JANUARY 1, 2002, THE COMPANY PROSPECTIVELY ADOPTED THE NEW CICA STANDARD FOR STOCK-BASED COMPENSATION. THE NEW STANDARD REQUIRES THAT STOCK-BASED PAYMENTS TO NON-EMPLOYEES, DIRECT AWARDS OF STOCK AND AWARDS THAT CALL FOR SETTLEMENT IN CASH OR OTHER ASSETS BE ACCOUNTED FOR USING THE FAIR VALUE METHOD OF ACCOUNTING. THE FAIR VALUE METHOD IS ENCOURAGED FOR OTHER STOCK-BASED COMPENSATION PLANS, BUT OTHER METHODS OF ACCOUNTING, SUCH AS THE INTRINSIC VALUE METHOD, ARE PERMITTED. UNDER THE FAIR VALUE METHOD, COMPENSATION EXPENSE IS MEASURED AT THE GRANT DATE AND RECOGNIZED OVER THE SERVICE PERIOD. UNDER THE INTRINSIC VALUE METHOD, COMPENSATION EXPENSE IS DETERMINED AS THE DIFFERENCE between the fair value and the exercise price of the equity instrument granted. If the intrinsic value method is used, pro forma disclosure is made of earnings or losses and the related per share amounts as if the fair value method had been used. The Company has elected to use the intrinsic value method of accounting for options issued under its fixed stock option plan. Accordingly, no compensation expense has been recognized for this plan.

During the three month period ended June 30, 2002, the Company granted 268,500 options and had 20,000 options surrendered. As the options were granted primarily to officers and directors at market, and the Company is following the intrinsic value method of accounting for options, no compensation expense has been recorded for this period. The following table provides pro forma measures of net loss and net loss per share had compensation expense been recognized based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

The pro forma measures below also include the additional compensation expense of $9,792 which represents the impact of 57,750 employee options which were repriced during the three month period ended June 30, 2002. These options, which were originally priced at amounts ranging from $3.49 to $12.15, were repriced in May, 2002 to the then current market price of the Company's shares of $2.70.

	6 months ended June 30, 2002	3 months ended June 30, 2002
Reported net loss	2,559,419	1,285,599
Compensation expense	116,936	116,936
Pro forma net loss	2,676,355	1,402,535
Reported basic and		
Basic and diluted net loss per share	0.13	0.07
Compensation expense per share	0.006	0.006
Pro forma basic and diluted net loss per share	0.14	0.07

The estimated fair value of stock options issued and repriced during the three and six months ended June 30, 2002 was determined using the Black-Scholes model using the following weighted average assumptions, resulting in a weighted average fair value of $1.75 per option. As the policy has been applied prospectively, comparative information has not been provided.

	2002
Risk-free interest rate	3.9%
Expected hold period to exercise	2 years
Volatility in the price of the corporation's shares	77%
Dividend yield	0%

These interim financial statements do not include all of the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements. Certain prior period information has been restated to conform to the current presentation.

Note 2

Authorized and Issued Share Capital: The Company is authorized to issue an unlimited number of common shares. As at December 31, 2001, the Company had 19,191,395 common shares issued and outstanding for a total of $23,812,953. At June 30, 2002 the Company had 21,105,284 common shares issued and outstanding for a total of $28,501,981, which remains unchanged as at August 12, 2002.

Options and Warrants: As at June 30, 2002, the Company has 2,511,500 outstanding stock options under the Company's stock option plan, of which 2,342,500 are vested. Of these vested options, 1,052,250 have an exercise price of $0.85, 242,250 have an exercise price of $2.70, 155,000 have an exercise price of $7.25, 108,000 have an exercise price of $9.76, 120,000 have an exercise price of $12.15, and the remaining 665,000 have a weighted average exercise price of $8.56.

During the quarter ended June 30, 2002, 20,000 options were surrendered for cancellation. In addition, the Company had granted 48,000 share incentive rights (of which 30,000 were vested as of June 30, 2002), which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company, for amounts in excess of $8.30 based on the weighted average trading price for the ten trading days prior to the exercise. No amount has been recorded with respect to the vested incentive rights in the accompanying statement of loss, as the fair value at the measurement date was insignificant.

NOTE 3

Investment in BCY LifeSciences Inc. ("BCY"): On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for a total consideration of $125,000. In the second quarter of 2002, the Company also received 1,500,000 additional common shares of BCY (and rights to an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY), through a distribution in connection with a Plan of Arrangement undertaken by SYNSORB Biotech Inc. This investment in 1,500,000 common shares of BCY has been recorded at $150,000, with an offsetting credit to contributed surplus, based on their current estimated market value, discounted to reflect that the shares of BCY are thinly traded, and are subject to certain escrow provisions. The 2,194,445 shares owned by the Company represent approximately 14.6% of the issued and outstanding shares of BCY at June 30, 2002.

Investment in Transition Therapeutics Inc. ("TTH"): On June 14, 2002, the Company acquired 6,890,000 common shares of TTH, a public company, through the issuance of 1,913,889 common shares of the Company from treasury. This represents approximately 15.8% of the common shares of TTH issued and outstanding as at June 30, 2002. The investment has been recorded at $4,689,028 based on the weighted average trading price of the Company's shares around the date the transaction was agreed to and announced.

Corporate Information

OFFICERS Brad Thompson, PhD – Chairman, President and CEO • Matt Coffey, PhD – Vice President, Product Development • Doug Ball, CA – Chief Financial Officer • Wayne Schnarr, PhD MBA – Vice President, Corporate Development

BOARD OF DIRECTORS Dr. Brad Thompson, Chairman – President and CEO of Oncolytics Biotech Inc • Mr. Doug Ball, CA – Chief Financial Officer of Oncolytics Biotech Inc • Mr. George Masters – Biotech consultant • Dr. Tony Noujaim – President and CEO of ViRexx Research Inc • Mr. Bob Schultz, FCA – Chairman and director of McCarvill corporation • Mr. Fred Stewart, QC – President of Fred Stewart and Associates Inc

INVESTOR RELATIONS Doug Ball, CFO, Oncolytics Biotech Inc, Suite 210, 1167 Kensington Crescent NW Calgary, Alberta T2N 1X7